UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐   Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 14 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

13 April 2010

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing Procedure.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing Procedure.

Name of director	Mr A L Boeckmann
Date of last notice	12 February 2010
Date issuer informed of transaction	10 April 2010
Date and place of transaction	9 April 2010 on the New York Stock Exchange
Nature of transaction

On market purchase of 1,250 BHP Billiton Plc American

Depositary Shares (representing 2,500 BHP Billiton Plc shares)

and 1,200 BHP Billiton Limited American Depositary Shares

(representing 2,400 BHP Billiton Limited shares) on the New York Stock Exchange.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct and indirect

Nature of indirect interest (including registered holder)	The registered holder is Cede and Company who holds the shares for the Alan L. Boeckmann Living Trust. Mr Boeckmann has a beneficial interest.

Date of change	9 April 2010

No. of securities held prior to change

Indirect interests:

•    Nil

Direct interests:

•    590 BHP Billiton Plc American Depositary Shares (representing 1,180 BHP Billiton Plc shares); and

•    375 BHP Billiton Limited American Depositary Shares (representing 750 BHP Billiton Limited shares).

Class	American Depositary Shares (ADRs) in each of BHP Billiton Plc and BHP Billiton Limited

Number acquired

Indirect:

•    1,025 BHP Billiton Plc ADRs (representing 2,050 BHP Billiton Plc shares); and

•    1,020 BHP Billiton Limited ADRs (representing 2,040 BHP Billiton Limited shares).

Direct interests:

•    225 BHP Billiton Plc ADRs (representing 450 BHP Billiton Plc shares); and

•    180 BHP Billiton Limited ADRs (representing 360 BHP Billiton Limited shares).

Number disposed	—

Value/Consideration	• US$70.23 per BHP Billiton Plc ADR (average); and • US$81.76 per BHP Billiton Limited ADR (average).

No. of securities held after change

Indirect:

•    1,025 BHP Billiton Plc ADRs (representing 2,050 BHP Billiton Plc shares); and

•    1,020 BHP Billiton Limited ADRs (representing 2,040 BHP Billiton Limited shares).

Direct interests:

•    815 BHP Billiton Plc American Depositary Shares (representing 1,630 BHP Billiton Plc shares); and

•    555 BHP Billiton Limited American Depositary Shares (representing 1,110 BHP Billiton Limited shares).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase of BHP Billiton Plc ADRs and BHP Billiton Limited ADRs

Any additional information	The shares held directly are jointly owned.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	—

Any additional information	—

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith Tel: +61 3 9609 3179
Fax: +61 3 9609 4372

Geof Stapledon Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia